NO ACT

PE
12/16/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025387

Received SEC
JAN 24 2012
Washington, DC 20549

January 24, 2012

Thomas F. Larkins
Honeywell International Inc.
tom.larkins@honeywell.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-24-12

Re: Honeywell International Inc.
Incoming letter dated December 16, 2011

Dear Mr. Larkins:

This is in response to your letter dated December 16, 2011 concerning the shareholder proposal submitted to Honeywell by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Brandon J. Rees
Deputy Director
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

January 24, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Honeywell International Inc.
Incoming letter dated December 16, 2011

The proposal urges the board to adopt a policy that in the event of a senior executive's termination or a change-in-control, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Honeywell, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 19, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: *Honeywell International's Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund*

Dear Sir/Madam:

This letter is submitted in response to the claim of Honeywell International, Inc. ("Honeywell" or the "Company"), by letter dated December 16, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2012 proxy materials. Proponent's Proposal to Honeywell states:

> **RESOLVED:** The shareholders urge the board of directors of Honeywell International Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

Honeywell's letter requests that staff of the Division of Corporate Finance (the "Staff") concur with the Company's decision to omit the Proposal from its proxy materials for the Company's 2012 annual meeting of shareholders. The Company argues that the Proposal, which was filed November 8, 2011, is excludable under Rule 14a-8(i)(3) because the Proposal is "materially false and misleading, such that neither a stockholder voting on the proposal, nor the Company in implementing the

Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff should reject Honeywell's request that the Staff not recommend enforcement action if the Company excludes the Proposal. Staff Legal Bulletin 14B explains that shareholder proposals may be excluded under Rule 14a-8(i)(3) only if a company has "demonstrated objectively that the proposal or statement is *materially* false or misleading." For the reasons set forth below, the Company has failed to meet its burden of proof under 14a-8(g) to show that the Proposal is materially false and misleading under Rule 14a-8(i)(3) and therefore excludable under Rule 14a-9.

The Terms Used In the Proposal Are Not Vague or Indefinite

The Company claims that certain terminology used in the Proposal does not clearly describe how the requested policy would operate, if adopted, and therefore the Proposal is vague and should be excluded under Rule 14a-8(i)(3). However, as a general matter, the Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

First, the Company asserts that the Proposal's "language is subject to multiple interpretations which would result in materially different outcomes" because the text of the Proposal states that any unvested equity awards may vest on a pro-rata basis. The Company then provides several hypothetical examples of how the Board might apply pro-rata vesting to the unvested equity awards of the Company's senior executives However, these hypothetical examples are not germane to the core of the Proposal that seeks to prohibit accelerated vesting of equity awards following termination.

As used by the Proposal, the term "pro-rata vesting" is not vague or indefinite. The Proposal clearly defines the term pro-rata vesting as "proportionate to the executive's length of employment during the vesting period." The Proposal calls for a prohibition on the accelerated vesting of equity awards, with an optional exception for the Board to permit pro-rata vesting. The Company ignores the fact if the Proposal language is implemented, the pro-rata vesting clause gives the Board flexibility to decide whether and how to implement pro-rata vesting.

The Company incorrectly states that the Proposal relates to the Company's 2011 Stock Incentive Plan. How a pro-rata vesting requirement might apply to the Company's existing 2011 Stock Incentive Plan is not relevant to shareholders voting on the Proposal. The Proposal makes clear that the requested policy prohibiting accelerated vesting shall not apply to the Company's existing legal obligations. By its own terms, the Proposal only would apply to future equity compensation plans. For this reason, the Proposal does not relate to the Company's 2011 Stock Incentive Plan, and therefore is not misleading or subject to conflicting interpretations.

The Company also argues that the Proposal's clause that "[t]o the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met" could also be subject to multiple interpretations. To support its argument, the Company again cites several hypothetical examples of how a performance-vesting requirement might be applied to pro-rata vesting. However, the Company ignores the fact that this clause of the Proposal only applies to cases where pro-rata vesting would be permitted. This clause merely clarifies that pro-rata vesting is not intended to replace any existing performance requirements.

Lastly, the Company asserts that the Proposal's use of the term "termination" of an executive is misleading because it is not in accordance with the definition used in the Company's 2011 Stock Incentive Plan. The Company also argues that the 2011 Stock Incentive Plan's definition of termination does not include death or disability. However, the text of the Proposal makes clear that the requested policy will not apply to any existing legal obligation of the Company, which includes the Company's existing plans. For this reason, the Proposal text uses the term "termination" according to its plain English definition to refer to the conclusion of an executive's employment.

Conclusion

For the above reasons, the Staff should reject the Company's request that the Staff not recommend enforcement action if the Company excludes the Proposal. The Company has not met its burden of proof under 14a-8(g) to show that the Proposal is materially false and misleading under Rule 14a-8(i)(3). For this reason, the Proposal is not excludable from the Company's proxy statement under Rule 14a-9. Please contact me at (202) 637-5152 or by fax at (202) 508-6992 if I can be of further assistance.

Sincerely,

Brandon J. Rees, Deputy Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

cc: Thomas Larkins, Honeywell International Inc.

Honeywell

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
tom.larkins@honeywell.com

December 16, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Honeywell International Inc.: Notice of Intention to Omit
Shareowner Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") that Honeywell intends to omit from its proxy materials for its 2012 annual meeting of shareowners (the "2012 Proxy Materials") a shareowner proposal and statement in support thereof (collectively the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(3). The Proposal is properly excludable under 14a-8(i)(3) because it is contrary to the Commission's proxy rules, specifically Rule 14a-9, which prohibits materially false or misleading statements.

Pursuant to Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) the Company is sending this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with 14a-8(j) a copy of this letter and its attachments has been simultaneously sent to the Proponent as a notice of Honeywell's intent to omit the Proposal from the 2012 Proxy Materials.

THE PROPOSAL

The Proposal states:

"Resolved: The shareholders urge the board of directors of Honeywell International Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy."

A copy of the Proposal and related correspondence are attached hereto as Exhibit A.

GROUND FOR OMISSION

Honeywell believes it may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is materially vague and misleading, such that neither a stockholder voting on the proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

ANALYSIS

Rule 14a-8(i)(3) permits a company to exclude a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The Staff has consistently taken the position that shareowner proposals may be excluded under Rule 14a-8(i)(3) as vague or misleading if "neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulleting No. 14B (Sep. 15, 2004); *See also, e.g., Fuqua Industries, Inc.* (Mar. 12, 1991). The Staff considers both the proposal and the supporting statement as a whole in analyzing the "inherently vague or indefinite" standard. *See Puget Energy Inc.* (Mar. 1, 2002).

The Staff has concurred with the exclusion of a shareholder proposal seeking changes to a company's executive compensation arrangements if the proposal includes vague terms subject to multiple interpretations. In *General Electric Co.* (Jan. 21, 2011), the proposal was to modify the company's incentive compensation program to provide for more long-term incentives. The Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(3) as vague and misleading because it was unclear how the proposal would actually operate given the company's existing compensation plans, and because the proposal included vague terms relating to how it would operate in practice, including the financial metrics that would apply in implementing the proposal.

Similarly, in *International Paper Co.* (Feb. 3, 2011), the proposal was to adopt a policy to require that senior executives retain a significant percentage of stock acquired through equity compensation programs. In concurring with the company that it could exclude the proposal, the Staff noted in particular that the proposal does not sufficiently explain key terms, and that "as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g. Verizon Communications, Inc.* (Feb. 21, 2008) (certain terms in proposed incentive-based compensation arrangement were susceptible to multiple interpretations so that it was unclear exactly how it would be implemented); *See also Woodward Governor Co.* (Sep. 18, 2003).

The Proposal in this case relates to the 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (the "Honeywell Stock Incentive Plan"), which was attached as an exhibit to the proxy statement for the Company's 2011 Annual Meeting of Shareowners (the "2011 Proxy Statement"). The Proposal is materially vague and misleading in several respects because key terms used in the Proposal are subject to multiple possible interpretations.

The Proposal includes key terms that are susceptible to differing interpretations, so that a shareowner voting on the Proposal could not possibly understand how it would actually operate upon implementation. The Proposal would require that upon termination or change of control "any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period." This language is subject to multiple interpretations which would result in materially different outcomes. In fact, the wording is clear only if applied to a relatively simple set of facts. Thus, if an executive is granted an award that "cliff" vests 100% after three years, and a change of control occurs after one year, the executive presumably would obtain accelerated vesting as to one-third of total equity included in the award. However, once beyond that relatively simple scenario, such as in a case where an award vests in stages over time, it is unclear what the Proposal would require upon implementation.

For example, assume that an executive receives an award involving 1000 shares that vests 25% per year, over four years. In the event of a change of control mid-way through the third year of the four-year vesting period, the executive clearly would be vested in half, or 500, of the 1000 shares. It is unclear, however, how vesting would accelerate as to the remaining 500 still-unvested shares. The Proposal states that it would be "on a pro rata basis that is proportionate to the executive's length of employment during the vesting period," but the method for the "pro rata" calculation is unclear. One possible interpretation would be to base the calculation on the portion of the remaining unvested term of the award, which is two years in this example, that the executive has actually served. Because the executive left mid-way through the third year of the four-year overall term of the award, he or she would have served the first 6 months of the remaining unvested term. Thus, under that approach, the executive would be entitled to acceleration of ¼ of the remaining 500 unvested shares (or 125 shares), which is the ratio of 6 months to the 2 years (or 24 months) of the remaining unvested term.

However, an equally plausible alternative approach would be to base the "pro rata" calculation on the entire four-year vesting period, rather than on the remaining unvested term of the award, even though the executive has already vested as to the first two years. Under that approach, the executive would have served two and one-half years, or 30 months, out of a total four years or 48 months, applicable to the award. Using that approach, the executive would be entitled to 5/8th of the unvested shares, or 312.5 shares.

Along the same lines, while the Proposal states that it would continue to require that executives satisfy performance goals, it is unclear precisely what goals would need to be achieved and at what point in time they would need to be attained if accelerated vesting occurred prior to the planned maturity of the award. In particular, the Proposal states that "[t]o the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met." However, this language is subject to multiple interpretations. Under one interpretation, for instance, it could mean that the original performance goals of an equity award continue to apply, even if the original vesting period is interrupted before it is completed. For example, assume that an equity award cliff vests after a three-year period, with performance goals set at projected cumulative operating results for the three year period. If the event triggering acceleration occurs at the end of the first year, do the same performance goals apply, even though they would be unachievable after only one year? Alternatively, would the company be required to pro-rate the performance goals as well, so that 1/3 of the original goals would need to be satisfied, or somehow interpolate results to date over the remainder of the performance period?

Upon acceleration of a portion of an award, furthermore, would the original performance goals continue to apply to the remainder of the award following a change in control? That is, if a change of control occurred after the first year of the three-year award noted above, would the remainder of the award be cancelled, or would the executive continue to vest subject to the same performance goals and within the original time frame (three years in our example) of the original award, albeit using the shares of the acquirer? The latter interpretation seems plausible because the supporting statement includes statements about awards that "continue to vest" upon a triggering event; however, the integration of businesses following a change in control may render it impossible to measure the performance goals on a stand-alone basis.

Finally, both the resolution and supporting statement contain statements about acceleration of equity awards upon "termination." However, the Honeywell Stock Incentive Plan does not call for acceleration of vesting upon termination, and it has not been the Company's policy or standard practice to provide for acceleration on termination. Accordingly, the Proposal is materially misleading in implying that it is Honeywell's standard practice to provide for acceleration on termination. Equally confusing is the reference to awards that "immediately vest" upon death or disability. This reference is outside the scope of the Proposal, since death and disability are not the same as termination under the Honeywell Stock Incentive Plan. In concurring with companies' views that a proposal is vague and misleading, the Staff has considered that the proposal is based on false premises, or includes statements seemingly outside the scope of the proposal's resolution. In the *General Electric Co.* letter noted above, for instance, the company specifically cited the proposal's inaccurate assumption that the company has not actually granted types of incentive awards addressed by the proposal.

CONCLUSION

Based on the foregoing analysis, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2012 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (973) 455-5208 or by email at tom.larkins@honeywell.com.

I would be grateful if you would send the Staff's response to this request to me by email at the above email address.

Sincerely

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel

Enclosures

cc: Vineeta Anand *(via e-mail)*

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 8, 2011

Sent by FAX and UPS Second Day

Mr. Thomas F. Larkins, Vice President
and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morristown Township, New Jersey 07962-1219

Dear Mr. Larkins:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Honeywell International Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 575 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

RESOLVED: The shareholders urge the board of directors of Honeywell International Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

SUPPORTING STATEMENT:

We support the use of performance-based equity awards for executive compensation to the extent that such awards are tailored to promote performance and align executives' interests with the long-term interests of the Company. We also believe that reasonable severance payments may be appropriate in some circumstances following a change-in-control of the Company or a termination of a senior executive's employment.

We are concerned, however, that the accelerated vesting of equity awards after the termination of a senior executive or a change-in-control of the Company may reward poor performance. The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if equity awards vest on an accelerated schedule.

As of December 31, 2010, our Chairman and CEO David Cote was entitled to receive $73.4 million in unvested equity awards if he is terminated following a change-in-control. His equity awards continue to vest if his employment is terminated by the Company other than for cause or by him for good reason, and they immediately vest if he dies or becomes disabled. In addition, he would have received cash severance payments of $28.7 million in cash in case of his termination following a change of control.

We propose that the Company limit the acceleration of equity awards following a termination or a change-in-control to permit vesting only on a *pro rata* basis that is proportionate to the senior executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met.

We urge you to vote **FOR** this proposal.